FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 26, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Marne-la-Vallée, May 26, 2004 – Following information published today in the press, Euro Disney S.C.A. stated that its policy is to not comment on unofficial information regarding the status or content of its financial restructuring negotiations.

Discussions are continuing among the parties and Euro Disney S.C.A. will communicate with the public in a timely manner when appropriate.

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 1,576 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.
Date: May 26, 2004
	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership